

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 28, 2016

Via E-mail
Terry Lingren
Chief Executive Officer
Resonant Inc.
110 Castilian Drive, Suite 100
Goleta, California 93117

> **Re: Resonant Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **File No. 1-36467**

Dear Mr. Lingren:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery